Exhibit 99.1

Fourth Quarter 2017 Earnings Release

Scotiabank reports fourth quarter and 2017 results

Scotiabank’s 2017 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2017 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2017 Highlights on a reported basis (versus Fiscal 2016)

•	Net income of $8,243 million, compared to $7,368 million

•	Diluted earnings per share of $6.49 compared to $5.77

•	Return on equity (ROE) of 14.6%, compared to 13.8%

•	Annual dividends per share of $3.05 compared to $2.88, an increase of 6%

Fiscal 2017 Highlights versus Fiscal 2016 (adjusted for the Q2/16 restructuring charge (1))

•	Net income of $8,243 million, compared to $7,646 million, up 8%

•	Diluted earnings per share of $6.49 compared to $6.00, up 8%

•	ROE of 14.6%, compared to 14.3%

Fourth Quarter Highlights on a reported basis (versus Q4, 2016)

•	Net income of $2,070 million, compared to $2,011 million, up 3%

•	Diluted earnings per share of $1.64 compared to $1.57, up 4%

•	ROE of 14.5%, compared to 14.7%

Fiscal 2017 performance versus medium-term objectives:

The Bank’s performance with respect to its medium-term financial and operational objectives was as follows (adjusting for the impact of the Q2, 2016 restructuring charge (1), is reflected in parentheses):

1.	Earn an ROE of 14%+. For the full year, Scotiabank earned an ROE of 14.6%.

2.	Generate growth in EPS (Diluted) of 5% to 10%. The year-over-year EPS growth was up 12% (8%).

3.	Maintain positive operating leverage. Scotiabank’s performance was positive 2.4% (negative 0.2%).

4.	Maintain strong capital ratios. Scotiabank’s capital position remains strong with a Common Equity Tier 1 ratio of 11.5%.

(1)	Refer to “Non-GAAP Measures” section.

Toronto, November 28, 2017 – Scotiabank reported net income of $8,243 million in 2017, compared with net income of $7,368 million in 2016. Diluted earnings per share (EPS) were $6.49, a 12% increase from last year. Adjusting for the 2016 restructuring charge of $278 million after tax ($378 million pre-tax), net income and EPS grew 8%.

Scotiabank reported net income for the fourth quarter ended October 31, 2017 of $2,070 million, compared to $2,011 million for the same period last year. EPS was $1.64, up 4% compared to $1.57 last year. Return on equity was 14.5%. A quarterly dividend of 79 cents per common share was announced.

“During 2017, we delivered strong results in all three of our businesses,” said Brian Porter, President and CEO. “As well, the Bank is making good progress on its digital strategy, with our Digital Factory Network fully operational across our five key markets of Canada, Mexico, Peru, Chile and Colombia to collaborate, innovate and strengthen our customer experience and efficiency levels.

“Canadian Banking had another strong year with earnings exceeding $4 billion, which was underpinned by solid asset growth across our businesses and margin expansion in a rising interest rate environment. We continue to invest in our digital banking capabilities to improve our customer experience, while focusing on delivering operational efficiencies.

“International Banking delivered strong results, with annual earnings growth of 15% to $2.4 billion. These results were driven by double-digit deposit and retail loan growth in the key Pacific Alliance region, complemented by strong results from the Caribbean and Central America.

“Global Banking and Markets delivered better results this year with earnings of $1.8 billion driven by higher client trading activity and significantly lower credit losses. The business remains focused on the customer and leveraging our expertise across our primary markets.

“With two dividend increases in 2017, we increased dividends paid to shareholders by 6% this year. Our capital position remained strong, and a Common Equity capital ratio of 11.5% provides us with the optionality to support investments required to execute our strategic agenda.

“In 2017, we made further progress against our strategic agenda, while also driving other key initiatives across the organization including diversity and partnerships. We are focused on building the Bank for long-term success by strengthening our core businesses and embracing a performance-oriented culture that will bring value to our shareholders, our customers and our employees.”

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. The Bank believes that certain non-GAAP measures are useful in assessing underlying ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of the Bank’s 2017 Annual Report.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	As at and for the three months ended			For the year ended
(Unaudited)	October 31 2017	July 31 2017	October 31 2016	October 31 2017	Diluted EPS	October 31 2016	Diluted EPS
Net income attributable to common shareholders (diluted)(1)	$1,994	$2,028	$1,925	$7,935	$6.49	$7,070	$5.77
2016 Restructuring charge	—	—	—	—	—	278	0.23

Net income attributable to common shareholders (diluted) adjusted for restructuring charge	1,994	2,028	1,925	7,935	6.49	7,348	6.00
Amortization of intangible assets, excluding software	14	14	18	60	0.05	76	0.05

Adjusted net income attributable to common shareholders (diluted)	$2,008	$2,042	$1,943	$7,995	$6.54	$7,424	$6.05
Weighted average number of diluted common shares outstanding (millions)	1,215	1,219	1,226	1,223		1,226

Adjusted diluted earnings per share(2) (in dollars)	$1.65	$1.68	$1.58		$6.54		$6.05

(1)	Refer to Note 33 in 2017 Annual Report.
(2)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Impact of the 2016 restructuring charge

The table below reflects the impact of the 2016 restructuring charge of $378 million pre-tax ($278 million after tax)(1).

For the year ended October 31, 2017 ($ millions)	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Operating leverage	2.4%	(2.6)%	(0.2)%

For the year ended October 31, 2016 ($ millions)	Reported	Impact of the 2016 restructuring charge	Adjusted for the restructuring charge
Net income ($ millions)	$7,368	$278	$7,646
Diluted earnings per share	$5.77	$0.23	$6.00
Return on equity	13.8%	0.5%	14.3%
Productivity ratio	55.2%	(1.5)%	53.7%
Operating leverage	(1.9)%	2.9%	1.0%

(1)	Calculated using the statutory tax rates of the various jurisdictions.

Core banking assets

Core banking assets are average assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

Financial Highlights

	As at and for the three months ended			For the year ended
(Unaudited)	October 31 2017	July 31 2017	October 31 2016	October 31 2017	October 31 2016
Operating results ($ millions)
Net interest income	3,831	3,833	3,653	15,035	14,292
Non-interest income	2,981	3,061	3,098	12,120	12,058
Total revenue	6,812	6,894	6,751	27,155	26,350
Provision for credit losses	536	573	550	2,249	2,412
Non-interest expenses	3,668	3,672	3,650	14,630	14,540
Income tax expense	538	546	540	2,033	2,030
Net income	2,070	2,103	2,011	8,243	7,368
Net income attributable to common shareholders	1,986	2,016	1,908	7,876	6,987
Operating performance
Basic earnings per share ($)	1.66	1.68	1.58	6.55	5.80
Diluted earnings per share ($)	1.64	1.66	1.57	6.49	5.77
Adjusted diluted earnings per share ($) (1)	1.65	1.68	1.58	6.54	6.05
Return on equity (%)	14.5	14.8	14.7	14.6	13.8
Productivity ratio (%)	53.8	53.3	54.1	53.9	55.2
Core banking margin (%)(1)	2.44	2.46	2.40	2.46	2.38
Financial position information ($ millions)
Cash and deposits with financial institutions	59,663	57,750	46,344
Trading assets	98,464	105,148	108,561
Loans	504,369	498,559	480,164
Total assets	915,273	906,332	896,266
Deposits	625,367	618,143	611,877
Common equity	55,454	53,365	52,657
Preferred shares and other equity instruments	4,579	3,019	3,594
Assets under administration	470,198	481,080	472,817
Assets under management	206,675	201,268	192,702
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	11.3	11.0
Tier 1 capital ratio (%)	13.1	12.6	12.4
Total capital ratio (%)	14.9	14.8	14.6
Leverage ratio (%)	4.7	4.4	4.5
CET1 risk-weighted assets ($ millions) (2)	376,379	365,411	364,048
Liquidity coverage ratio (LCR) (%)	125	125	127
Credit quality
Net impaired loans ($ millions) (3)	2,243	2,273	2,446
Allowance for credit losses ($ millions)	4,327	4,290	4,626
Net impaired loans as a % of loans and acceptances(3)	0.43	0.44	0.49
Provision for credit losses as a % of average net loans and acceptances	0.42	0.45	0.45	0.45	0.50
Common share information
Closing share price ($) (TSX)	83.28	77.67	72.08
Shares outstanding (millions)
Average—Basic	1,198	1,200	1,206	1,203	1,204
Average—Diluted	1,215	1,219	1,226	1,223	1,226
End of period	1,199	1,198	1,208
Dividends per share ($)	0.79	0.76	0.74	3.05	2.88
Dividend yield (%) (4)	4.0	4.0	4.3	4.0	4.7
Market capitalization ($ millions) (TSX)	99,872	93,065	87,065
Book value per common share ($)	46.24	44.54	43.59
Market value to book value multiple	1.8	1.7	1.7
Price to earnings multiple (trailing 4 quarters)	12.7	12.0	12.4
Other information
Employees	88,645	89,191	88,901
Branches and offices	3,003	3,016	3,113

(1)	Refer to Non-GAAP measures section of this press release for a discussion of these measures.
(2)	As at October 31, 2017, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.72, 0.77 and 0.81 to compute CET1, Tier 1 and Total capital ratios, respectively.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share price for the period.

Impact of Foreign Currency Translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

				% Change
	Average exchange rate			CAD appreciation / (depreciation)
For the three months ended	October 31 2017	July 31 2017	October 31 2016	October 31, 2017 vs. July 31, 2017	October 31, 2017 vs. October 31, 2016
U.S. Dollar/Canadian Dollar	0.800	0.758	0.762	5.5%	4.9%
Mexican Peso/Canadian Dollar	14.518	13.827	14.394	5.0%	0.9%
Peruvian Sol/Canadian Dollar	2.597	2.474	2.565	5.0%	1.3%
Colombian Peso/Canadian Dollar	2,358.435	2,256.369	2,238.589	4.5%	5.4%
Chilean Peso/Canadian Dollar	506.675	504.068	505.809	0.5%	0.2%

	Average exchange rate		% Change CAD appreciation / (depreciation)
For the year ended	October 31 2017	October 31 2016	October 31, 2017 vs. October 31, 2016
U.S. Dollar/Canadian Dollar	0.765	0.754	1.4%
Mexican Peso/Canadian Dollar	14.608	13.666	6.9%
Peruvian Sol/Canadian Dollar	2.513	2.539	(1.0)%
Colombian Peso/Canadian Dollar	2,265.416	2,307.178	(1.8)%
Chilean Peso/Canadian Dollar	500.108	514.549	(2.8)%

	For the three months ended		For the year ended
Impact on net income ($ millions except EPS)	October 31, 2017 vs. October 31, 2016	October 31, 2017 vs. July 31, 2017	October 31, 2017 vs. October 31, 2016
Net interest income	$(66)	$(94)	$(112)
Non-interest income	5	(40)	(65)
Non-interest expenses	53	72	99
Other items (net of tax)	7	26	18

Net income	$(1)	$(36)	$(60)

Earnings per share (diluted)	$—	$(0.03)	$(0.05)

Impact by business line ($ millions)
Canadian Banking	$(3)	$(4)	$(4)
International Banking	11	(17)	(14)
Global Banking and Markets	(14)	(13)	(12)
Other	5	(2)	(30)

Net income	$(1)	$(36)	$(60)

Group Financial Performance

Net income

Q4 2017 vs Q4 2016

Net income was $2,070 million, an increase of $59 million or 3%. Asset growth and an improved net interest margin, a lower provision for credit losses and a lower effective tax rate were partly offset by a decline in non-interest income.

Q4 2017 vs Q3 2017

Net income was $2,070 million, a decrease of $33 million or 2%, due primarily to the negative impact of foreign currency translation. Lower non-interest income was partly offset by lower provision for credit losses.

Net interest income

Q4 2017 vs Q4 2016

Net interest income was $3,831 million, an increase of $178 million or 5%. Adjusting for the negative impact of foreign currency translation, net interest income grew by 7%. The increase was attributable to asset growth in retail and commercial lending in Canadian Banking and International Banking, as well as higher core banking margin.

The core banking margin improved four basis points to 2.44%, driven by higher margins in Global Banking and Markets and Canadian Banking, partly offset by lower margins in International Banking.

Q4 2017 vs Q3 2017

Net interest income was $3,831 million, a decrease of $2 million. Adjusting for the negative impact of foreign currency translation, net interest income grew by 2%. Growth in retail and commercial lending in Canadian Banking was partly offset by the impact of lower margin.

The core banking margin of 2.44% was down two basis points, mainly from lower margins in International Banking, partly offset by higher margins in Global Banking and Markets.

Non-interest income

Q4 2017 vs Q4 2016

Non-interest income of $2,981 million was down $117 million or 4%. This was due mainly to lower trading revenues, lower fee and commission revenue due to the sale of HollisWealth business (“Sale of business”) and lower gains on sale of real estate. Partly offsetting were higher card revenues, higher net gain on investment securities, and the gain on Sale of business.

Q4 2017 vs Q3 2017

Non-interest income was $2,981 million, down $80 million or 3%. Half of the decrease was due to the negative impact of foreign currency translation. The remaining decrease was due to lower fee and commission revenue due to the Sale of business, lower banking fees and trading revenues, and lower gains on sale of real estate. Partly offsetting were higher net gains on investment securities, and the gain on Sale of business.

Provision for credit losses

Q4 2017 vs Q4 2016

The provision for credit losses was $536 million, down $14 million. The decrease was due primarily to lower provisions in Global Banking and Markets, partly offset by higher provisions in International Banking. The collective allowance against performing loans of $1,562 million, held in the Other segment, remained unchanged. An increase in the allowance for exposures related to recent hurricanes in the Caribbean was primarily offset by a reduction in the amount held against energy exposures. The provision for credit losses ratio improved three basis points to 42 basis points.

Q4 2017 vs Q3 2017

The provision for credit losses was $536 million, a decline of $37 million. The decrease was due primarily to lower provisions in Global Banking and Markets and lower retail provisions. The provision for credit losses ratio improved three basis points to 42 basis points.

Non-interest expenses

Q4 2017 vs Q4 2016

Non-interest expenses were $3,668 million, up 1%, primarily reflecting investments in technology, digital banking and other initiatives and higher employee pension and benefit costs. The growth was partly offset by savings from cost-reduction initiatives, the impact of the Sale of business and the positive impact of foreign currency translation.

The productivity ratio was 53.8% compared to 54.1%.

Q4 2017 vs Q3 2017

Non-interest expenses were in line with last quarter or up 2% adjusting for the positive impact of foreign currency translation. Higher technology, professional and marketing expenses were partly offset by decreases from the impact of the Sale of business, as well as lower employee benefit and shared-based compensation expenses.

The productivity ratio was 53.8% compared to 53.3%.

Income taxes

Q4 2017 vs Q4 2016

The effective tax rate was 20.6% compared to 21.2% due primarily to higher tax-exempt income and lower taxes on the gain on Sale of business.

Q4 2017 vs Q3 2017

The effective tax rate was in line with the prior quarter. Higher taxes in foreign jurisdictions and lower tax-exempt income in the quarter were offset by lower taxes on the gain on Sale of business.

Common Dividend

The Board of Directors at its meeting approved the quarterly dividend of 79 cents per common share. This quarterly dividend applies to shareholders of record as of January 2, 2018 and is payable January 29, 2018.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at October 31, 2017 was 11.5%. The CET1 ratio grew by 50 basis points in 2017 primarily from strong internal capital generation.

The Bank’s Basel III all-in Tier 1 and Total capital ratios were 13.1% and 14.9%, respectively, as at October 31, 2017. In addition, the Leverage ratio also improved to 4.7%. The Tier 1, Total capital ratios and the Leverage ratio also benefited from the US$1.25 billion issuance of subordinated NVCC additional Tier 1 capital during the fourth quarter.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2017 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI prescribed minimum Leverage ratio as at October 31, 2017.

The Bank estimates that the IFRS 9 transition impact will reduce the Common Equity Tier 1 capital ratio by approximately 15 basis points as at November 1, 2017. Refer to “Future Accounting Developments” on page 99 in the Bank’s 2017 Annual Report for further details regarding the IFRS 9 transition impact.

Event after the Consolidated Statement of Financial Position date

On November 27, 2017 the Bank submitted a binding offer to Banco Bilbao Vizcaya Argentaria, S.A.’s (BBVA) to acquire its 68.19% ownership in BBVA Chile, which BBVA is willing to accept if the minority partner does not exercise its Right of First Refusal under the shareholders agreement between BBVA and the minority partner. BBVA owns 68.19% of BBVA Chile and the minority partner owns 31.62% of BBVA Chile. The Bank has offered to acquire BBVA’s interests in BBVA Chile, and its interests in certain subsidiaries, for approximately US$2.2 billion (approximately CAD$2.9 billion). If the transaction is completed, the Bank’s Common Equity Tier 1 capital ratio will be impacted by approximately 100 basis points.

Pursuant to the mandatory tender offer for all the shares of BBVA Chile required under Chilean law or the minority partner’s tag along rights under the shareholders agreement of BBVA Chile, the minority partner has the right to sell its shares of BBVA Chile on the same basis to the Bank. The Bank’s Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the Bank acquires 100% of BBVA Chile.

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31			October 31
(Taxable equivalent basis) (1)	2017	2017	2016	2017			2016
Business segment income
Net interest income	$1,915	$1,876	$1,798	$7,363	$		7,024
Non-interest income(2)	1,350	1,390	1,314	5,488			5,164

Total revenue	3,265	3,266	3,112	12,851			12,188
Provision for credit losses	218	224	217	913			832
Non-interest expenses	1,629	1,633	1,612	6,487			6,324
Income tax expense	351	364	329	1,387			1,296

Net income	$1,067	$1,045	$954	$4,064	$		3,736

Net income attributable to non-controlling interest in subsidiaries	$—	$—	$—	$—		$	—
Net income attributable to equity holders of the Bank	$1,067	$1,045	$954	$4,064	$		3,736

Other measures
Return on equity	23.1%	23.0%	22.4%	22.8%			22.0%
Assets under administration ($ billions)	$315	$331	$318	$315	$		318
Assets under management ($ billions)	$155	$153	$145	$155	$		145
Average assets ($ billions)	$332	$325	$313	$323	$		309
Average liabilities ($ billions)	$246	$245	$237	$244	$		232

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2017 Annual Report.
(2)	Includes net income from investments in associated corporations for the three months ended October 31, 2017 - $16 (July 31, 2017 - $21; October 31, 2016 - $25) and for the year ended October 31, 2017 - $66 (October 31, 2016 - $78).

Net income

Q4 2017 vs Q4 2016

Net income attributable to equity holders was $1,067 million, an increase of $113 million or 12%. The gain on the sale of HollisWealth business (“Sale of business”) in the current quarter contributed 7% to net income growth. Strong loan growth and margin expansion were partially offset by lower non-interest income and higher non-interest expenses.

Q4 2017 vs Q3 2017

Net income attributable to equity holders increased $22 million or 2%. The increase in net income was due primarily to the gain on Sale of business, and higher net interest income driven by strong asset growth. These increases were partly offset by lower gains on sale of real estate.

Average assets

Q4 2017 vs Q4 2016

Average assets grew $19 billion or 6% to $332 billion. Growth of $12 billion or 6% in residential mortgages, $5 billion or 13% in business loans and acceptances, and $3 billion or 4% in personal loans was partly offset by the Tangerine broker-originated and white label mortgage run-off portfolios.

Q4 2017 vs Q3 2017

Average assets rose $7 billion or 2%. Growth of $5 billion or 2% in residential mortgages, $1 billion or 2% in business loans and acceptances, and $1 billion or 2% in personal loans was partly offset by the Tangerine broker-originated and white label mortgage run-off portfolios.

Average liabilities

Q4 2017 vs Q4 2016

Average liabilities increased $9 billion or 4%, including strong growth of $5 billion or 7% in retail banking savings deposits, and $2 billion or 10% in chequing accounts. As well, there was growth of $4 billion or 9% in small business and commercial banking operating accounts. This was partially offset by a decline in GICs of $2 billion or 3%.

Q4 2017 vs Q3 2017

Average liabilities increased $1 billion, primarily driven by growth in small business and commercial banking operating accounts.

Assets under administration (AUA) and assets under management (AUM)

Q4 2017 vs Q4 2016

AUA of $315 billion decreased $3 billion or 1%. Growth due primarily to market appreciation was more than offset by the 12% decrease due to the Sale of business.

AUM of $155 billion increased $10 billion or 6% driven by market appreciation and net sales. The Sale of business reduced the AUM growth by 4%.

Q4 2017 vs Q3 2017

AUA decreased $16 billion or 5%. Growth due primarily to market appreciation was more than offset by the 11% decrease due to the Sale of business.

AUM increased $2 billion or 1% due to market appreciation and net sales. The Sale of business impacted the AUM growth by 3%.

Net interest income

Q4 2017 vs Q4 2016

Net interest income of $1,915 million was up $117 million or 7%. This was driven by strong growth in assets, and an increase in net interest margin. The margin improved two basis points to 2.41% primarily due to the impact of the run-off of lower spread Tangerine mortgages and the recent interest rate increases by the Bank of Canada.

Q4 2017 vs Q3 2017

Net interest income increased $39 million or 2% due mainly to solid asset growth.

Non-interest income

Q4 2017 vs Q4 2016

Non-interest income of $1,350 million increased $36 million or 3%. The increase was negatively impacted by 2%, as lower fee and commission revenue due to the Sale of business was only partly offset by the gain on Sale of business. The remaining growth was due to increases in deposit and payment fees, higher brokerage fees and investment gains in the current quarter.

Q4 2017 vs Q3 2017

Non-interest income decreased $40 million or 3% as lower fee and commission revenue due to the Sale of business was only partly offset by the gain on Sale of business. The remaining decrease was due to lower gains on sale of real estate that was partly offset by higher brokerage fees.

Provision for credit losses

Q4 2017 vs Q4 2016

The provision for credit losses was in line with the prior year. The provision for credit losses ratio decreased one basis point to 27 basis points.

Q4 2017 vs Q3 2017

The provision for credit losses was $218 million, a decrease of $6 million or 3%. The decrease was due to lower provisions in both retail and commercial portfolios. The provision for credit losses ratio was down one basis point to 27 basis points.

Non-interest expenses

Q4 2017 vs Q4 2016

Non-interest expenses were $1,629 million, an increase of $17 million or 1% reflecting higher investments in digital and technology to support business growth. These increases were partly offset by benefits realized from cost-reduction initiatives and lower expenses as a result of the Sale of business.

Q4 2017 vs Q3 2017

Non-interest expenses decreased $4 million primarily reflecting cost-reduction initiatives and lower expenses as a result of the Sale of business, offset partly by higher investments in digital and technology to support business growth.

Taxes

Q4 2017 vs Q4 2016

The effective tax rate of 24.8% was down from 25.6% due largely to the lower taxes on the gain on Sale of business.

Q4 2017 vs Q3 2017

The effective tax rate of 24.8% declined from 25.8% due largely to the lower taxes on the gain on Sale of business.

International Banking

	For the three months ended					For the year ended
(Unaudited) ($ millions)	October 31			July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)			2017	2017	2016	2017	2016
Business segment income
Net interest income		$	1,667	$1,735	$1,615	$6,726	$6,359
Non-interest income(2)			898	910	883	3,688	3,482

Total revenue			2,565	2,645	2,498	10,414	9,841
Provision for credit losses			310	325	294	1,294	1,281
Non-interest expenses			1,395	1,442	1,413	5,664	5,523
Income tax expense			200	206	172	828	707

Net income	$		660	$672	$619	$2,628	$2,330

Net income attributable to non-controlling interest in subsidiaries	$		55	$58	$72	$238	$251
Net income attributable to equity holders of the Bank	$		605	$614	$547	$2,390	$2,079

Other measures
Return on equity			15.0%	14.7%	13.5%	14.7%	12.8%
Average assets ($ billions)	$		146	$152	$142	$148	$143
Average liabilities ($ billions)	$		117	$117	$109	$115	$109

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2017 Annual Report.
(2)	Includes net income from investments in associated corporations for the three months ended October 31, 2017—$115 (July 31, 2017—$131; October 31, 2016—$130) and for the year ended October 31, 2017—$482 (October 31, 2016—$473).

Net income

Q4 2017 vs Q4 2016

International Banking reported net income attributable to equity holders of $605 million, up $58 million or 11% reflecting solid revenues, from strong loan and deposit growth in Latin America, good expense control and the positive impact of foreign currency translation, partly offset by lower tax benefits, lower contribution from associated corporations and higher provisions for credit losses. The impact of the hurricanes this quarter was mostly offset by a gain on sale of a retail loan portfolio in the Caribbean region.

Q4 2017 vs Q3 2017

Net income attributable to equity holders decreased by $9 million or 1%. The negative impact of foreign currency translation reduced net income attributable to equity holders by 2%. Solid retail and commercial loan growth and higher fees, were partly offset by a lower contribution from associated corporations, and higher expenses.

Average assets

Q4 2017 vs Q4 2016

Average assets of $146 billion increased $4 billion or 3% driven by strong retail and commercial loan growth, primarily in Latin America. Adjusting for the impact of foreign currency translation, retail loan growth was 8% and commercial loan growth was 12%.

Q4 2017 vs Q3 2017

Average assets decreased 4%. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 2%, driven by Latin America.

Average liabilities

Q4 2017 vs Q4 2016

Average liabilities of $117 billion increased $8 billion due largely to growth in demand, savings and term deposits, particularly in Latin America partly offset by the impact of foreign currency translation.

Q4 2017 vs Q3 2017

Average liabilities were in line with the previous quarter as growth in deposits, largely in commercial deposits in Latin America, was offset by the negative impact of foreign currency translation.

Net interest income

Q4 2017 vs Q4 2016

Net interest income was $1,667 million, up 3% or 6% adjusting for the impact of foreign currency translation, driven by strong retail and commercial loan growth, partly offset by a lower net interest margin. The net interest margin decreased 10 basis points to 4.67% largely due to changes in business mix, as commercial loan growth outpaced retail loan growth, and the impact of lower inflation.

Q4 2017 vs Q3 2017

Net interest income decreased $68 million or 4%. Adjusting for the negative impact of foreign currency translation, net interest income increased 1%. Retail and commercial loan growth was partly offset by a lower margin. The net interest margin declined 10 basis points to 4.67% largely due to changes in business mix, and lower inflation.

Non-interest income

Q4 2017 vs Q4 2016

Non-interest income increased $15 million or 2%. Adjusting for the positive impact of foreign currency translation, non-interest income was in line with the prior year. Growth in net fees and commissions, driven primarily by higher card revenues in Latin America, was offset mainly by the impact of the hurricanes in the Caribbean and a lower contribution from investments in associated corporations, primarily in Asia.

Q4 2017 vs Q3 2017

Non-interest income decreased $12 million or 1% to $898 million. Adjusting for the negative impact of foreign currency translation, non-interest income was in line with the prior quarter. Strong fee and commission revenue growth, primarily driven by seasonally higher fees in Latin America, was mostly offset by a lower contribution from investments in associated corporations, and the impact of the hurricanes in the Caribbean.

Provision for credit losses

Q4 2017 vs Q4 2016

The provision for credit losses was $310 million, up $16 million or 5% primarily in retail due to portfolio growth. The provision for credit losses ratio improved one basis point to 1.14%

Q4 2017 vs Q3 2017

The provision for credit losses was $310 million, a decrease of $15 million or 5% driven mainly by lower retail provisions in Colombia. The provision for credit losses ratio improved two basis points from 1.16%.

Non-interest expenses

Q4 2017 vs Q4 2016

Non-interest expenses decreased 1%. Adjusting for the positive impact of foreign currency translation, non-interest expenses increased 2%, driven by business volume growth and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Q4 2017 vs Q3 2017

Non-interest expenses decreased $47 million or 3%. Adjusting for the positive impact of foreign currency translation, non-interest expenses grew 1%, driven by business volume growth and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Taxes

Q4 2017 vs Q4 2016

The effective tax rate increased to 23.2% compared to 21.7% last year due to lower tax benefits this year in Latin America.

Q4 2017 vs Q3 2017

The effective tax rate decreased slightly to 23.2% from 23.5%.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2017	2017	2016	2017	2016
Business segment income
Net interest income	$351	$340	$345	$1,336	$1,293
Non-interest income	738	777	830	3,288	3,139

Total revenue	1,089	1,117	1,175	4,624	4,432
Provision for credit losses	8	24	39	42	249
Non-interest expenses	569	530	533	2,160	2,040
Income tax expense	121	122	142	604	572

Net income	$391	$441	$461	$1,818	$1,571

Net income attributable to non-controlling interest in subsidiaries	$—	$—	$—	$—	$—
Net income attributable to equity holders of the Bank	$391	$441	$461	$1,818	$1,571

Other measures
Return on equity	14.9%	14.9%	15.5%	16.0%	12.6%
Average assets ($ billions)	$322	$338	$351	$336	$351
Average liabilities ($ billions)	$268	$274	$273	$267	$270

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2017 Annual Report.

Net income

Q4 2017 vs Q4 2016

Net income attributable to equity holders was $391 million, a decrease of $70 million or 15%. Higher income from the equities business and corporate banking in Canada, were more than offset by lower contributions from fixed income and precious metals businesses and the negative impact of foreign currency translation.

Q4 2017 vs Q3 2017

Net income attributable to equity holders decreased by $50 million or 11%. This was mainly due to lower results across the capital markets and lending businesses, a higher effective tax rate, and the negative impact of foreign currency translation.

Average assets

Q4 2017 vs Q4 2016

Average assets were $322 billion, a decrease of $29 billion or 8%. Reductions in securities purchased under resale agreements, trading assets, as well as derivative-related assets were partly offset by the impact of foreign currency translation.

Q4 2017 vs Q3 2017

Average assets decreased by $16 billion or 5% due to lower trading assets and the impact of foreign currency translation.

Average liabilities

Q4 2017 vs Q4 2016

Average liabilities of $268 billion decreased by $5 billion or 2%, due primarily to the negative impact of foreign currency translation, that was partly offset by growth in securities sold under repurchase agreements.

Q4 2017 vs Q3 2017

Average liabilities decreased by $6 billion or 2% mainly driven by declines in bullion deposits and derivative instruments and the negative impact of foreign currency translation.

Net interest income

Q4 2017 vs Q4 2016

Net interest income of $351 million was up $6 million or 2%. This was due mainly to higher deposit volumes, and higher lending margins in Canada, partly offset by lower lending volumes, lower loan origination fees and the negative impact of foreign currency translation. The net interest margin was up 10 basis points to 1.88%.

Q4 2017 vs Q3 2017

Net interest income was up $11 million or 3%. This was due mainly to higher loan origination fees and higher lending margins in Canada, the U.S. and Europe. This was partly offset by lower lending volumes and the negative impact of foreign currency translation.

Non-interest income

Q4 2017 vs Q4 2016

Non-interest income was $738 million, a decrease of $92 million or 11%. Stronger equities trading revenue and a securities gain in Canada, were more than offset by lower revenues in fixed income trading, investment banking advisory fees and the negative impact of foreign currency translation.

Q4 2017 vs Q3 2017

Non-interest income was down $39 million or 5%. This was mainly due to lower trading revenues in capital markets, lower banking fees, and the negative impact of foreign currency translation partly offset by higher underwriting and advisory fees and a securities gain in Canada.

Provision for credit losses

Q4 2017 vs Q4 2016

The provision for credit losses decreased $31 million to $8 million due to lower provisions in the U.S., Asia and Canada partly offset by higher provisions in Europe. The provision for credit losses ratio improved 15 basis points to four basis points.

Q4 2017 vs Q3 2017

The provision for credit losses was $8 million this quarter, down $16 million due to lower provisions in Asia and the U.S., offset by higher provisions in Europe. The provision for credit losses ratio improved seven basis points.

Non-interest expenses

Q4 2017 vs Q4 2016

Non-interest expenses of $569 million up $36 million or 7%. This was due to higher regulatory, compliance and technology costs, partly offset by lower performance-related and share-based compensation and the positive impact of foreign currency translation.

Q4 2017 vs Q3 2017

Non-interest expenses increased $39 million or 7%. This was mainly driven by higher technology, and regulatory costs, partly offset by lower share-based compensation and the positive impact of foreign currency translation.

Taxes

Q4 2017 vs Q4 2016

The effective tax rate for the quarter was 23.8% compared to 23.5% mainly due to higher taxes in certain foreign jurisdictions.

Q4 2017 vs Q3 2017

The effective tax rate for the quarter was 23.8% compared to 21.5% due to lower taxes in certain foreign operations in the previous quarter.

Other(1)

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (2)	2017	2017	2016	2017	2016
Business segment income
Net interest income(3)	$(102)	$(118)	$(105)	$(390)	$(384)
Non-interest income(3)(4)	(5)	(16)	71	(344)	273

Total revenue	(107)	(134)	(34)	(734)	(111)
Provision for credit losses	—	—	—	—	50
Non-interest expenses(5)	75	67	92	319	653
Income tax expense(3)	(134)	(146)	(103)	(786)	(545)

Net income	$(48)	$(55)	$(23)	$(267)	$(269)

Net income attributable to non-controlling interest	$—	$—	$—	$—	$—
Net income attributable to equity holders of the Bank	$(48)	$(55)	$(23)	$(267)	$(269)

Other measures
Average assets ($ billions)	$108	$107	$113	$106	$111
Average liabilities ($ billions)	$218	$227	$244	$228	$247

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2017 Annual Report.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended October 31, 2017 $81, July 31, 2017 $95, October 31, 2016 $47, and the years ended October 31, 2017 $562 and October 31, 2016 $299 to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Includes net income from investments in associated corporations for the three months ended October 31, 2017—$(34) (July 31, 2017—$(39); October 31, 2016—$(38)) and for the year ended October 31, 2017—$(141) (October 31, 2016—($137)).
(5)	Includes restructuring charge of $378 recorded in Q2 2016.

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $81 million in the fourth quarter, compared to $47 million in the same period last year and $95 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2017 vs Q4 2016

Net loss attributable to equity holders was $48 million compared to a net loss of $23 million in the prior year. Lower net gains on sale of real estate and lower net gain on investment securities, were partly offset by a decrease in non-interest expenses.

Q4 2017 vs Q3 2017

Net loss attributable to equity holders was $48 million compared to a net loss of $55 million last quarter. The improvement was mainly due to higher contributions from asset/liability management activities and higher net gain on investment securities. Partly offsetting were the negative impact of foreign currency translation (including hedges) and higher non-interest expenses.

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2017	2017	2016
Assets
Cash and deposits with financial institutions	$59,663	$57,750	$46,344
Precious metals	5,717	7,621	8,442
Trading assets
Securities	78,652	86,090	87,287
Loans	17,312	16,965	19,421
Other	2,500	2,093	1,853

	98,464	105,148	108,561

Financial instruments designated at fair value through profit or loss	13	231	221
Securities purchased under resale agreements and securities borrowed	95,319	85,901	92,129
Derivative financial instruments	35,364	37,255	41,657
Investment securities	69,269	68,501	72,919
Loans
Residential mortgages	236,916	231,737	222,888
Personal and credit cards	103,331	102,167	99,502
Business and government	168,449	168,945	162,400

	508,696	502,849	484,790
Allowance for credit losses	4,327	4,290	4,626

	504,369	498,559	480,164
Other
Customers’ liability under acceptances	13,560	11,810	11,978
Property and equipment	2,381	2,228	2,520
Investments in associates	4,586	4,382	4,299
Goodwill and other intangible assets	12,106	11,931	12,141
Deferred tax assets	1,713	1,728	2,021
Other assets	12,749	13,287	12,870

	47,095	45,366	45,829

Total assets	$915,273	$906,332	$896,266

Liabilities
Deposits
Personal	$200,030	$197,914	$199,302
Business and government	384,988	377,883	372,303
Financial institutions	40,349	42,346	40,272

	625,367	618,143	611,877
Financial instruments designated at fair value through profit or loss	4,663	3,373	1,459
Other
Acceptances	13,560	11,810	11,978
Obligations related to securities sold short	30,766	32,740	23,312
Derivative financial instruments	34,200	39,919	42,387
Obligations related to securities sold under repurchase agreements and securities lent	95,843	92,008	97,083
Subordinated debentures	5,935	7,376	7,633
Other liabilities	43,314	43,045	42,716

	223,618	226,898	225,109

Total liabilities	853,648	848,414	838,445

Equity
Common equity
Common shares	15,644	15,584	15,513
Retained earnings	38,117	37,092	34,752
Accumulated other comprehensive income (loss)	1,577	566	2,240
Other reserves	116	123	152

Total common equity	55,454	53,365	52,657
Preferred shares and other equity instruments	4,579	3,019	3,594

Total equity attributable to equity holders of the Bank	60,033	56,384	56,251
Non-controlling interests in subsidiaries	1,592	1,534	1,570

Total equity	61,625	57,918	57,821

Total liabilities and equity	$915,273	$906,332	$896,266

Consolidated Statement of Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2017	2017	2016	2017	2016
Revenue
Interest income
Loans	$5,628	$5,545	$5,220	$21,719	$20,419
Securities	363	350	334	1,403	1,237
Securities purchased under resale agreements and securities borrowed	86	70	46	283	158
Deposits with financial institutions	170	153	99	522	394

	6,247	6,118	5,699	23,927	22,208

Interest expense
Deposits	2,173	2,005	1,786	7,878	6,793
Subordinated debentures	51	59	57	226	232
Other	192	221	203	788	891

	2,416	2,285	2,046	8,892	7,916

Net interest income	3,831	3,833	3,653	15,035	14,292

Non-interest income
Banking	957	982	957	3,855	3,669
Wealth management	775	847	837	3,318	3,282
Underwriting and other advisory	165	150	170	598	594
Non-trading foreign exchange	136	131	136	557	540
Trading revenues	219	356	377	1,259	1,403
Net gain on sale of investment securities	129	84	96	380	534
Net income from investments in associated corporations	97	113	117	407	414
Insurance underwriting income, net of claims	150	163	150	626	603
Other	353	235	258	1,120	1,019

	2,981	3,061	3,098	12,120	12,058

Total revenue	6,812	6,894	6,751	27,155	26,350
Provision for credit losses	536	573	550	2,249	2,412

	6,276	6,321	6,201	24,906	23,938

Non-interest expenses
Salaries and employee benefits	1,809	1,849	1,747	7,375	7,025
Premises and technology	621	618	600	2,436	2,238
Depreciation and amortization	195	191	183	761	684
Communications	108	104	111	437	442
Advertising and business development	176	144	184	581	617
Professional	252	192	214	775	693
Business and capital taxes	98	107	97	423	403
Other	409	467	514	1,842	2,438

	3,668	3,672	3,650	14,630	14,540

Income before taxes	2,608	2,649	2,551	10,276	9,398
Income tax expense	538	546	540	2,033	2,030

Net income	$2,070	$2,103	$2,011	$8,243	$7,368

Net income attributable to non-controlling interests in subsidiaries	$55	$58	$72	$238	$251
Net income attributable to equity holders of the Bank	$2,015	$2,045	$1,939	$8,005	$7,117
Preferred shareholders and other equity instrument holders	29	29	31	129	130
Common shareholders	$1,986	$2,016	$1,908	$7,876	$6,987

Earnings per common share (in dollars)
Basic	$1.66	$1.68	$1.58	$6.55	$5.80
Diluted	$1.64	$1.66	$1.57	$6.49	$5.77
Dividends per common share (in dollars)	$0.79	$0.76	$0.74	$3.05	$2.88

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2017	July 31 2017	October 31 2016	October 31 2017	October 31 2016
Net income	$2,070	$2,103	$2,011	$8,243	$7,368
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,402	(4,011)	1,176	(1,564)	614
Net gains (losses) on hedges of net investments in foreign operations	(462)	1,278	(434)	404	(300)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	15	(27)	6	(8)	(3)
Net gains (losses) on hedges of net investments in foreign operations	(122)	336	(115)	107	(79)

	1,047	(3,042)	851	(1,259)	396
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	83	(238)	(111)	(217)	308
Reclassification of net (gains) losses to net income(1)	(113)	119	49	143	(549)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	16	(65)	(32)	(61)	82
Reclassification of net (gains) losses to net income	(24)	35	13	42	(151)

	(22)	(89)	(43)	(55)	(172)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	731	294	(279)	1,722	(7)
Reclassification of net (gains) losses	(754)	(72)	29	(1,761)	357
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	194	79	(73)	454	9
Reclassification of net (gains) losses	(199)	(22)	7	(465)	83

	(18)	165	(184)	(28)	258

Other comprehensive income (loss) from investments in associates	19	16	8	56	31

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	49	302	190	805	(972)
Income tax expense (benefit)	9	80	51	213	(256)

	40	222	139	592	(716)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(10)	(4)	(4)	(28)	(23)
Income tax expense (benefit)	(2)	(2)	(1)	(7)	(7)

	(8)	(2)	(3)	(21)	(16)

Other comprehensive income (loss) from investments in associates	5	—	—	6	(10)

Other comprehensive income (loss)	1,063	(2,730)	768	(709)	(229)

Comprehensive income (loss)	$3,133	$(627)	$2,779	$7,534	$7,139

Comprehensive income (loss) attributable to non-controlling interests	107	(97)	131	192	237

Comprehensive income (loss) attributable to equity holders of the Bank	3,026	(530)	2,648	7,342	6,902
Preferred shareholders and other equity instrument holders	29	29	31	129	130
Common shareholders	$2,997	$(559)	$2,617	$7,213	$6,772

(1)	Includes amounts related to qualifying hedges.

Consolidated Statement of Changes in Equity

				Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)		Foreign currency translation	Available- for-sale securities	Cash flow hedges	Other (2)		Other reserves(3)	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non-controlling interest in subsidiaries		Total
Balance as at November 1, 2016	$15,513	$34,752		$3,055	$14	$264	$(1,093)		$152	$52,657	$3,594	$56,251	$1,570		$57,821
Net income	—	7,876		—	—	—	—		—	7,876	129	8,005	238		8,243
Other comprehensive income (loss)	—	—		(1,194)	(60)	(29)	620		—	(663)	—	(663)	(46)		(709)

Total comprehensive income	$—	$7,876		$(1,194)	$(60)	$(29)	$620		$—	$7,213	$129	$7,342	$192		$7,534
Shares issued and other equity instruments	313	—		—	—	—	—		(44)	269	1,560	1,829	—		1,829
Shares repurchased/redeemed	(182)	(827)		—	—	—	—		—	(1,009)	(575)	(1,584)	—		(1,584)
Common dividends paid	—	(3,668)		—	—	—	—		—	(3,668)	—	(3,668)	—		(3,668)
Preferred dividends paid	—	—		—	—	—	—		—	—	(129)	(129)	—		(129)
Distributions to non-controlling interests	—	—		—	—	—	—		—	—	—	—	(133)		(133)
Share-based payments	—	—		—	—	—	—		8	8	—	8	—		8
Other	—	(16)		—	—	—	—		—	(16)	—	(16)	(37	) (4)	(53)

Balance as at October 31, 2017	$15,644	$38,117		$1,861	$(46)	$235	$(473)		$116	$55,454	$4,579	$60,033	$1,592		$61,625

Balance as at November 1, 2015	$15,141	$31,316		$2,633	$194	$7	$(379)		$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	—	6,987		—	—	—	—		—	6,987	130	7,117	251		7,368
Other comprehensive income (loss)	—	—		422	(180)	257	(714)		—	(215)	—	(215)	(14)		(229)

Total comprehensive income	$—	$6,987		$422	$(180)	$257	$(714)		$—	$6,772	$130	$6,902	$237		$7,139
Shares issued	391	—		—	—	—	—		—	363	1,350	1,713	—		1,713
Shares repurchased/redeemed	(19)	(61)		—	—	—	—		(28)	(80)	(690)	(770)	—		(770)
Common dividends paid	—	(3,468)		—	—	—	—		—	(3,468)	—	(3,468)	—		(3,468)
Preferred dividends paid	—	—		—	—	—	—		—	—	(130)	(130)	—		(130)
Distributions to non-controlling interests	—	—		—	—	—	—		—	—	—	—	(116)		(116)
Share-based payments	—	—		—	—	—	—		7	7	—	7	—		7
Other	—	(22)		—	—	—	—		—	(22)	—	(22)	(11	) (4)	(33)

Balance as at October 31, 2016	$15,513	$34,752		$3,055	$14	$264	$(1,093)		$152	$52,657	$3,594	$56,251	$1,570		$57,821

Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$(367)		$176	$44,965	$2,934	$47,899	$1,312		$49,211
Net income	—	6,897		—	—	—	—		—	6,897	117	7,014	199		7,213
Other comprehensive income (loss)	—	—		1,933	(470)	55	(7)		—	1,511	—	1,511	(75)		1,436

Total comprehensive income	$—	$6,897		$1,933	$(470)	$55	$(7)		$—	$8,408	$117	$8,525	$124		$8,649
Shares issued	104	—		—	—	—	—		(17)	87	—	87	—		87
Shares repurchased/redeemed	(194)	(761)		—	—	—	—		—	(955)	—	(955)	—		(955)
Common dividends paid	—	(3,289)		—	—	—	—		—	(3,289)	—	(3,289)	—		(3,289)
Preferred dividends paid	—	—		—	—	—	—		—	—	(117)	(117)	—		(117)
Distributions to non-controlling interests	—	—		—	—	—	—		—	—	—	—	(86)		(86)
Share-based payments	—	—		—	—	—	—		14	14	—	14	—		14
Other	—	(140	) (5)	—	—	—	(5	) (6)	—	(145)	—	(145)	110	(4)	(35)

Balance as at October 31, 2015	$15,141	$31,316		$2,633	$194	$7	$(379)		$173	$49,085	$2,934	$52,019	$1,460		$53,479

(1)	Includes undistributed retained earnings of $61 (2016—$63; 2015—$61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk .
(3)	Represents amounts on account of share-based payments.
(4)	Includes changes to non-controlling interests arising from business combinations and others.
(5)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(6)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2017	October 31 2016	October 31 2017	October 31 2016
Cash flows from operating activities
Net income	$2,070	$2,011	$8,243	$7,368
Adjustment for:
Net interest income	(3,831)	(3,653)	(15,035)	(14,292)
Depreciation and amortization	195	183	761	684
Provisions for credit losses	536	550	2,249	2,412
Equity-settled share-based payment expense	2	—	8	7
Net gain on sale of investment securities	(129)	(96)	(380)	(534)
Net gain on disposition of business	(62)	—	(62)	(116)
Net income from investments in associated corporations	(97)	(117)	(407)	(414)
Income tax expense	538	540	2,033	2,030
Restructuring charge	—	—	—	378
Changes in operating assets and liabilities:
Trading assets	8,783	(3,830)	8,377	(10,044)
Securities purchased under resale agreements and securities borrowed	(7,355)	1,239	(4,631)	(5,363)
Loans	(1,945)	(3,615)	(32,589)	(20,355)
Deposits	(114)	(26,509)	27,516	6,702
Obligations related to securities sold short	(2,532)	2,528	7,533	4,007
Obligations related to assets sold under repurchase agreements and securities lent	1,447	1,844	849	20,865
Net derivative financial instruments	(3,624)	(2,331)	(391)	(3,806)
Other, net	2,294	5,276	(1,997)	2,293
Dividends received	230	135	1,600	873
Interest received	6,078	5,480	23,649	21,099
Interest paid	(2,180)	(1,875)	(8,730)	(7,787)
Income tax paid	(395)	47	(2,012)	(1,471)

Net cash from/(used in) operating activities	(91)	(22,193)	16,584	4,536

Cash flows from investing activities
Interest-bearing deposits with financial institutions	555	23,659	(14,006)	28,447
Purchase of investment securities	(16,786)	(16,306)	(64,560)	(94,441)
Proceeds from sale and maturity of investment securities	17,146	14,305	66,179	65,069
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	229	—	229	(1,050)
Property and equipment, net of disposals	(187)	(54)	3	(348)
Other, net	(287)	(306)	(385)	(431)

Net cash from/(used in) investing activities	670	21,298	(12,540)	(2,754)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	—	—	—	2,465
Redemption/ repayment of subordinated debentures	(1,500)	—	(1,500)	(1,035)
Proceeds from common shares issued	61	199	313	391
Proceeds from preferred shares and other equity instruments issued	1,560	500	1,560	1,350
Redemption of preferred shares	—	—	(575)	(690)
Common share purchased for cancellation	—	—	(1,009)	(80)
Cash dividends paid	(976)	(924)	(3,797)	(3,598)
Distributions to non-controlling interests	(12)	(11)	(133)	(116)
Other, net	1,101	410	2,209	(320)

Net cash from/(used in) financing activities	234	174	(2,932)	(1,633)

Effect of exchange rate changes on cash and cash equivalents	154	121	(142)	(18)

Net change in cash and cash equivalents	967	(600)	970	131
Cash and cash equivalents at beginning of period(1)	6,858	7,455	6,855	6,724

Cash and cash equivalents at end of year(1)	$7,825	$6,855	$7,825	$6,855

(1)	Represents cash and non-interest bearing deposits with financial institutions.

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2017 which will be available today at Scotiabank.com.

Forward looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 28, 2017

Shareholder and investor information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2018

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 2, 2018	January 29, 2018

April 3, 2018	April 26, 2018

July 3, 2018	July 27, 2018

October 2, 2018	October 29, 2018

Annual Meeting date for fiscal 2017

Shareholders are invited to attend the 186th Annual Meeting of Holders of Common Shares, to be held on April 10, 2018, at

Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. local time. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 13, 2018.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2017 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on November 28, 2017, at 8:00 a.m. ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 640-5944 or 1-800-274-0251 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from November 28, 2017, to December 13, 2017, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors: Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

Media:

Contact the Public, Corporate and Government Affairs Department

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:

Adam Borgatti Scotiabank Investor Relations (416) 866-5042	Heather Armstrong Scotiabank Public, Corporate and Government Affairs (416) 933-3250